

February 21, 2013

Via E-Mail
Mr. David E. Ullman
Chief Financial Officer
Jos. A. Banks Clothiers, Inc.
500 Hanover Pike
Hampstead, MD 21074

   Re: Jos. A. Banks Clothiers, Inc.
      Form 10-K for the Fiscal Year Ended January 28, 2012
      Filed March 28, 2012
      File No. 000-23874

Dear Mr. Ullman:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/Tia L. Jenkins

        Tia L. Jenkins
        Senior Assistant Chief Accountant
        Office of Beverages, Apparel, and
        Mining